UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

N-able, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

62878D100

(CUSIP Number)

Michael Hoffmann

c/o Thoma Bravo, L.P.

150 N. Riverside Plaza, Suite 2800

Chicago, Illinois 60606

(312) 254-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Fund XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,333,201 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,333,201 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,333,201 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Fund XI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,202,937 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,202,937 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,937 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Thoma Bravo Executive Fund XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 360,326 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 360,326 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,326 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,079,625 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,079,625 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,079,625 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Fund XII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,145,401 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,145,401 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,145,401 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Executive Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,070 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,070 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,070 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Executive Fund XII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,260 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,260 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,260 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Special Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,610,607 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,610,607 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,610,607 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Special Opportunities Fund II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,209,216 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,209,216 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,209,216 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Partners XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,716,287 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,716,287 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,716,287 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Partners XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,374,356 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,374,356 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,374,356 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,090,643 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,090,643 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,090,643 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Item 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) In the aggregate, the Reporting Persons beneficially own 50,090,643 shares of Common Stock, or 28.0% of the Common Stock outstanding.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 50,090,643 shares of Common Stock as set forth in rows 7, 8, 9, 10, 11 and 13 of each of the cover pages of this Schedule 13D.

Calculations of beneficial ownership are based on 178,972,178 shares of Common Stock of the Issuer reported outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Certain of the Reporting Persons and certain affiliates of Silver Lake Group, L.L.C. (“Silver Lake”) (collectively, the “Stockholders”) are parties to the Stockholders’ Agreement described in Item 6 of the Original Schedule 13D (the “Stockholders’ Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of the other Stockholders, as of December 1, 2021, such a “group” would be deemed to beneficially own an aggregate of 111,564,512 shares of Common Stock, or 62.3% of the total number of shares outstanding. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders’ Agreement.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

First Amendment to the Amended and Restated Stockholders’ Agreement

On December 13, 2021, the Company, certain of the Reporting Persons and certain affiliates of Silver Lake (collectively with the Thoma Bravo Funds, the “Sponsors”) executed an amendment to the Stockholders’ Agreement (the “Amendment”) in order to remove the TB Co-Investors (as defined in the Stockholders’ Agreement) as parties to such agreement. As a result, the TB Co-Investors will no longer have any rights or obligations thereunder, subject to Section 6.3 of the Stockholders’ Agreement. The Amendment also amends the Stockholders’ Agreement to provide that with respect to certain required stock ownership thresholds applicable to the rights of the Sponsors pursuant to the Stockholders’ Agreement, including the right to nominate persons for election to the Company’s board of directors, the determination of whether the Sponsors satisfy such thresholds will be based on the stock ownership of the Sponsors relative to the Company’s then-current outstanding shares of common stock rather than the number of shares of common stock outstanding immediately following the Distribution.

CUSIP No. 62878D100

The foregoing description of the Amendment does not purport to be complete and is qualified in their entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on July 29, 2021).

Exhibit 2	Stockholders’ Agreement dated as of July 19, 2021, by and among N-able, Inc. and the stockholders’ named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

Exhibit 3	First Amendment to the Amended and Restated Stockholders’ Agreement dated as of December 13, 2021, by and among N-able, Inc. and the stockholders’ named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2021).

Exhibit 4	Registration Rights Agreement, dated as of July 19, 2021, by and among N-able, Inc. and the stockholders’ named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

THOMA BRAVO FUND XI, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO FUND XI-A, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XI, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO FUND XII, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO FUND XII-A, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XII, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XII-A, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO SPECIAL OPPORTUNITIES
FUND II, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO SPECIAL OPPORTUNITIES
FUND II-A, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO PARTNERS XI, L.P.

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO PARTNERS XII, L.P.

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO UGP, LLC

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner